UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

SUBMITTED HEREWITH

Exhibits
99.1	Interim Financial Statements for the Three and Nine Months Ended September 30, 2014 and 2013
99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2014 and 2013
99.3	News Release dated November 11, 2014
99.4	CEO Certification of Interim Filings
99.5	CFO Certification of Interim Filings
99.6	Escobar - A World-Class Silver Mine November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: November 12, 2014

/s/Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel